J.P. MORGAN MUTUAL FUND INVESTMENT TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

December 6, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Mutual Fund Investment Trust (the “Trust”)

File Nos. 33-9421; 811-5526– Post-Effective Amendment No. 61

Dear Mr. Di Stefano:

This letter is in response to the comment you provided to me on Wednesday, November 13, 2013 with respect to Class R6 Shares of the JPMorgan Growth Advantage Fund (the “Fund”). The Trust’s response to your comment is set forth below.

More About the Fund

1.	Comment: Please provide in the “More About the Fund” section complete disclosure of the principal strategies summarized in the summary section of the Fund’s prospectus.

Response: We believe that the Item 9 disclosure contains an appropriate level of disclosure and properly expands on information in the Risk/Return Summary. We are concerned that adding disclosure from the Risk/Return Summary would simply be repeating disclosure that is already included. As provided in the instructions to Form N-1A, “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

In connection with your review of the Post-Effective Amendments No. 61 filed by the Trust on September 27, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin Assistant Secretary

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